NEWS RELEASE

RepliCel and MainPointe Pharmaceuticals Sign Strategic Investment and Collaboration Agreement

MainPointe Deal Positions RepliCel for entry into the U.S. market and significant milestones in Japan

VANCOUVER, BC, CANADA - 25 January 2021 - RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, announced today it has signed three strategic agreements with MainPointe Pharmaceuticals ("MainPointe") headquartered in Louisville, Kentucky (the "Transaction"). These are the definitive agreements contemplated by the Binding Term Sheet signed by the parties and announced in November 2020.  Closing of the Transaction represented in the signed agreements between the parties is subject to approval of the TSX Venture Exchange.

The agreements signed between RepliCel and MainPointe include a Share Purchase Agreement for the purchase of common shares at a price which is equal to the greater of $0.675 per share or the discounted market price per share (as defined in the policies of the TSX Venture Exchange) for a total investment of CAD $2,700,000 spread over an 8-month period. RepliCel's shares closed market trading yesterday at CAD $0.20 per share. MainPointe has also agreed to pay the costs related to securing FDA approvals to market launch RepliCel's dermal injector and consumables (the "RepliCel Injector Product Line") in the United States.

In return for MainPointe's agreement to pay an over-the-market price for shares of RepliCel plus the FDA approval costs cited above, the parties signed two other agreements: a Royalty Participation Agreement and a Distribution Agreement. The Distribution Agreement provides MainPointe with a limited term, exclusive distribution partnership for the "RepliCel Injector Product Line" in the United States. The Royalty Participation Agreement provides MainPointe with a right to be paid a portion of RepliCel's future royalty revenue stream earned from the sale of RCS-01, RCT-01 and RCH-01 products and any derivatives.

Management Commentary

"This investment and commercial partnership with MainPointe represents the next step in management's strategy to secure material investments from long-term partners motivated to enhance RepliCel share value by moving RepliCel programs forward," stated President and CEO, R. Lee Buckler.

The Distribution Agreement with MainPointe represents RepliCel's first footprint in the U.S. market and the Company's second distribution partnership for its near-commercial RepliCel Injector Product Line. RepliCel's partner, YOFOTO (China) Health, committed in 2018 to being the distributor of the RepliCel Injector Product Line in Greater China, where it is expected to first launch in Hong Kong after either European or American regulatory approval is obtained and registered in the Chinese territory. This regulatory registration will also trigger a $500,000 milestone payment by YOFOTO to RepliCel.

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The Transaction with MainPointe represents the third strategic partnership secured by RepliCel and second major investment into RepliCel by a co-development and commercial partner. In 2013, RepliCel signed a co-development and licensing transaction with Shiseido Company including $4,000,000 upfront and over $31,000,000 in potential post-commercial milestone and sales royalty payments. In October 2018, YOFOTO invested CDN $5,090,000 in RepliCel by purchasing 5,357,000 common shares at CDN $0.95 per Share along with 1,071,580 share purchase warrants which have now expired. That deal also includes pre-commercial milestone payments of up to CDN $4,750,000, sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 in five years (2018-2022) on the RepliCel programs and associated cell processing manufacturing facility in Greater China.

Primary Deal Terms

The exclusive distribution rights shall commence upon receipt of regulatory approval to launch the RepliCel Injector Product Line in the U.S. market and continue for a period expiring on the earlier (a) four (4) years, or (b) when MainPointe has earned a minimum return of USD $2,000,000 plus certain defined cost recoveries in gross income from the sale of the products in the RepliCel Injector Product Line.  The Company will have the right, in its discretion, to buy out this exclusivity right for an amount equal to the net-present value of profit to be earned on USD $2,000,000 in gross income.

The royalty right will be equal to (a) 5% of the amounts earned by and paid to the Company from the sale of any of its "NBDS Products" defined as its RCS-01 (NBDS Fibroblast Therapy - Treatment for Aging Skin), RCT-01 (NBDS Fibroblast Therapy - Treatment for Chronic Tendinosis), and any other product which is comprised of the non-bulbar dermal sheath cells patented by the Company, and (b) 20% of the amounts earned by and paid to the Company from the sale of any of its "DSC Products" defined as its RCH-01 (DSC Therapy for Treatment Androgenic Alopecia) and any other product which is comprised of the dermal sheath cup cells patented by the Company.  The term of the Royalty Participation Agreement will continue until MainPointe has been paid USD $16,000,000 in royalties, unless it is otherwise terminated pursuant to its terms.

Closing of the transactions pursuant to the agreements is subject to receipt of approval of the TSX Venture Exchange.

About the RepliCel (RCI-02) Injector Product Line

The RepliCel Injector Product Line is comprised of a desktop touchscreen control unit wired to a handheld electronic injector wand with a push-button trigger rather than a manual plunger. In addition to offering unparalleled electronic control and consistency of injection depth and dose, the injector includes a cooling element intended to cool the skin to minimize sensation prior to injection. The proprietary consumables include syringe cartridges, liners, and two different multi-needle heads.

RepliCel management and advisors have engaged key clinical opinion leaders on the identification of high-value market applications for the device including the injection of various substances into the dermal and subcutaneous layers. Such substances include toxins, dermal fillers, drugs, biologics, PRP, fat, and cells. Potential uses for the devices include injections to treat hair loss, hyperhidrosis, migraines, skin aging/damage, skin pigmentation, and wounds, as well as cosmetic procedures such as skin rejuvenation, aesthetic sculpting, and reduction of fine wrinkles.

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Commercial and clinical-grade units of the consumables and injector are now in production. Once these units are available, functional and clinical testing will be launched for the purpose of gathering all necessary data to complete the submission to regulatory agencies seeking marketing approval. Plans are actively underway to pursue regulatory approvals for market launch initially in the United States, Europe, Hong Kong, and Japan to be followed by other markets globally.

About MainPointe Pharmaceuticals

MainPointe Pharmaceuticals, founded by John Schutte, is one of a portfolio of companies managed by a multi-generational family of healthcare investors and entrepreneurs based in Louisville, Kentucky. Specializing in sales and innovative distribution of consumer health differentiated brands and valued supplements that often utilizes unique technologies to improve patient outcomes and enhance consumer wellness, MainPointe is a company lead by management with more than 50 years of industry experience, established relationships, and superior reputations. MainPointe's unique access to capital and nimble company structure makes it unique among similar sized pharmaceutical companies. Since its launch in 2017, MainPointe has brought nine products to market in the United States and is aggressively pursuing new products to bring to market.

About RepliCel Life Sciences

Headquarted in Canada with a base of operations in Europe, RepliCel has existing partnerships in Japan and China. RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function.

The Company's product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications.

The commercial rights for RCI-02 have been secured by YOFOTO for Greater China and MainPointe has committed to a limited-term distributorship in the United States. RCH-01 is currently being co-developed with Shiseido Company under exclusive license for certain Asian countries. RCT-01 and RCS-01 is currently being co-developed with YOFOTO (China) Health under exclusive license for Greater China. All RepliCel's cell therapy product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles.

For more information, please visit www.replicel.com or contact:
Lee Buckler, CEO and President
604-248-8693

info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: that the Transaction with MainPointe will be approved by the TSX Venture Exchange and that the Transaction will be completed, that the Company will receive regulatory approval in Europe or the United States for its dermal injector products and consumables, that the Company will commercialize its dermal injector product line in Europe and the United States, that the Company will complete the final steps needed to prepare for clinical testing of its skin and tendon regeneration cell therapy products in Japan, that the dermal injector products will be launched in the United States, Europe, Hong Kong, Japan and other markets globally.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: the risk that the Transaction will not be approved by the TSX Venture Exchange; the risk that MainPointe will not complete the investment as agreed; risks related RepliCel's programs and related infrastructure; risks that the Company's products may not perform as, or have the benefits, expected; risks that the Company's products may not be accepted and adopted by the public; the risk that the Company will not obtain regulatory approval for its dermal injector device as anticipated or at all; the risk that there will be delays enrolling clinical trial participants or commencing any clinical or research programs as anticipated or at all; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risk that the Company may not obtain any further data from Shiseido; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2019 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

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